UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 12, 2016

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

249 N. University Ave. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 9   OTHER EVENTS

Preliminary Injunction

On December 12, 2016, the United States District Court for the Central District of California, or the Court, in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel, Inc., or VidAngel, granted the Plaintiffs’ motion for preliminary injunction against VidAngel.

The Court’s preliminary injunction enjoins VidAngel, pending trial, from: (1) circumventing technological measures protecting Plaintiffs’ copyrighted works on DVDs, Blu-rays, or any other medium; (2) copying Plaintiffs’ copyrighted works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing or displaying any of Plaintiffs’ copyrighted works over the Internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs’ anti-circumvention right under Section 1201 of the Copyright Act, 17 U.S.C. Section 1201(a), or infringing by any means, directly or indirectly, Plaintiffs’ exclusive rights under Section 106 of the Copyright Act, 17 U.S.C. Section 106.

VidAngel is seeking a stay of the preliminary injunction pending a ruling on its appeal of the preliminary injunction. If it is not successful in obtaining a stay, VidAngel will be required to cease filtering and streaming all movies and television programs owned or licensed by the Plaintiffs pending a full trial on the merits, unless it obtains their consent to allow VidAngel to continue offering its service. If VidAngel is unsuccessful in obtaining a stay, it will cease filtering and streaming all movies and television programs owned or licensed by all content providers under its current sellback model that uses legally purchased DVD and Blu-Ray discs as the authorized copy to avoid exposure to punitive damages liability in the event it is ultimately unsuccessful in court, unless such content providers consent to allow VidAngel to continue offering its service. VidAngel has filed a notice of appeal of the preliminary injunction. The appeal will be heard by the Ninth Circuit Court of Appeals on an expedited basis.

The foregoing description of the preliminary injunction is a summary and is qualified in its entirety by the Court’s order.

Termination of Offering

On December 12, 2016, VidAngel’s offering of up to $11,250,000 of its Shares of Class B nonvoting common stock, pursuant to its Offering Statement on Form 1-A (File No. 024-10596), or the Offering, terminated pursuant to its own terms.

SIGNATURE
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer and Director

Dated: December 16, 2016